JDA Software Group, Inc.
14400 North 87th Street.
Scottsdale, Arizona 85260-3649
April 25, 2007
Via Facsimile (202) 942-9544
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attn: Hugh Fuller

Re:	JDA Software Group, Inc.
Registration Statement on Form S-3 (File No. 333-137470)
Dear Mr. Fuller:
     On behalf of JDA Software Group, Inc. (the “Company”), I hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement effective at 2:00 p.m. Washington, D.C. Time, on April 27, 2007, or as soon thereafter as practicable. The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance. If you should have any questions, please call Paul Hurdlow of DLA Piper US LLP, counsel to the Company, at (512) 457-7020.

Sincerely,
/s/ Kristen L. Magnuson
Kristen L. Magnuson
Chief Financial Officer

cc:     Paul Hurdlow, Esq.